UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of assets in Uruguay

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Rio de Janeiro, February 5, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on October 2, 2020, informs that its indirect subsidiary Petrobras Uruguay Sociedad Anónima de Inversión (PUSAI), concluded today the sale of its entire stake in Petrobras Uruguay Distribución S.A. (PUDSA), in Uruguay, to Mauruguay S.A., an indirect wholly-owned subsidiary of Disa Corporación Petrolífera S.A. (DISA).

After fulfilling all the precedent conditions, the operation was concluded with the payment of US$ 62 million to PUSAI, already with the adjustments provided for in the contract. The amount received at closing is added to the amount of US$ 6.17 million paid to PUSAI on the date the sale contract was signed, on October 2, 2020, totaling US$ 68.17 million.

This disclosure is in accordance with Petrobras' internal divestment guidelines.

This operation is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, aiming at the maximization of value for its shareholders.

About the assets in Uruguay

In Uruguay, Petrobras operated, through PUDSA, in the fuel and lubricant distribution market, with a portfolio of assets that includes a network of 90 service stations, 88 of which are in operation, 16 convenience stores, a lubricant logistics terminal, an aviation kerosene plant and delivery of marine fuels to the main ports of the country, being the second largest fuel distributor in Uruguay. It also acted in the distribution of liquid fertilizers, through two logistic storage terminals, being the largest trader of liquid fertilizers in the country.

About DISA

DISA Group is the largest independent fuel distribution operator in Spain, managing the fourth largest network of service stations in the country. It has a comprehensive portfolio of energy products and services, ranging from traditional fuels to the generation and sale of electricity from a 100% renewable source, where in the Canary Islands it is the leading private company in the market, as well as other alternative energies such as AutoGás and Natural Gas.

DISA recently acquired the energy business of PRIO in Portugal, becoming the fourth Portuguese operator and starting its activity as a producer of biofuels.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer